Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-203074

August 22, 2016

Crown Castle International Corp.

$700,000,000 2.250% Senior Notes due 2021

August 22, 2016

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated August 22, 2016, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 27, 2015 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.

Security Description:	2.250% Senior Notes due 2021 (the “Notes”)

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable)

Distribution:	SEC-registered

Aggregate Principal Amount:	$700,000,000

Gross Proceeds:	$699,804,000

Maturity Date:	September 1, 2021

Coupon:	2.250%

Benchmark Treasury:	1.125% due July 31, 2021

Benchmark Treasury Price and Yield:	99-30 1⁄4; 1.136%

Spread to Benchmark Treasury:	T + 112 basis points

Price to Public:	99.972% of principal amount

Yield to Maturity:	2.256%

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2017

Record Dates:	February 15 and August 15

Make-Whole Call:	Prior to August 1, 2021 (one month prior to the maturity date of the Notes), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

Par Call:	At any time on or after August 1, 2021 (one month prior to the maturity date of the Notes)

Trade Date:	August 22, 2016

Settlement Date:

September 1, 2016 (T+8)

We expect to deliver the Notes against payment for the Notes on the eighth business day following the pricing of the Notes (“T+8”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+8, to specify alternative settlement arrangements to prevent a failed settlement.

Use of Proceeds:

We expect to receive net proceeds of approximately $692.6 million from the sale of the Notes to the underwriters, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay in full the 2.381% Senior Secured Notes due 2017 issued by CC Holdings GS V LLC, our indirect wholly owned subsidiary, and a subsidiary thereof as co-issuer, and to repay a portion of the outstanding borrowings under our Revolver.

Certain of the underwriters or their respective affiliates are lenders under the Revolver and affiliates of certain underwriters serve other roles under the Revolver. As a result, certain of the underwriters or their affiliates expect to receive a portion of the net proceeds from this offering to the extent used to repay the Revolver.

CUSIP:	22822VAD3

ISIN:	US22822VAD38

Denominations/Multiple:	$2,000 × $1,000

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Barclays Capital Inc.

Credit Agricole Securities (USA) Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Senior Co-Managers:	Citizens Capital Markets, Inc. SG Americas Securities, LLC Wells Fargo Securities, LLC

Co-Manager:	PNC Capital Markets LLC

*	A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. (toll-free) at 1-800-831-9146, Fifth Third Securities, Inc. (toll-free) at 1-800-950-4623, Merrill Lynch, Pierce, Fenner & Smith Incorporated (toll-free) at 1-800- 294-1322, MUFG Securities Americas Inc. (toll-free) at 1-877-649-6848 or SMBC Nikko Securities America, Inc. (toll-free) at 1-888-868-6856.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

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